UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2

Atlas Therapeutics Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

049433105
(CUSIP Number)

February 25, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒          Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049433105

1	Names of Reporting Persons

North Wind Ventures LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

New York

Number of	5	Sole Voting Power 3,333,333

Shares

Beneficially	6	Shared Voting Power 0

Owned by

Each	7	Sole Dispositive Power 3,333,333
Reporting

Person With:	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,333,333

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)

5.5%

12	Type of Reporting Person (See Instructions)

OO

CUSIP No. 049433105

1	Names of Reporting Persons

Ron Hariri

2	Check the Appropriate Box if a Member of a Group(See Instructions)

(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

United States

Number of	5	Sole Voting Power 3,333,333

Shares

Beneficially	6	Shared Voting Power 0

Owned by

Each	7	Sole Dispositive Power 3,333,333

Reporting

Person With:	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,333,333

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)

5.5%

12	Type of Reporting Person (See Instructions)

IN

Item 1(a).	Name of Issuer:
Atlas Therapeutics Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:
520 S. El Camino Real, 8th Floor
San Mateo, CA 94402

Item 2(a).	Name of Person Filing:
North Wind Ventures LLC and Ron Hariri.
Ron Hariri is the managing member and control person of North Wind Ventures LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
220 East 49th Street New York, NY 10017

Item 2(c).	Citizenship:
See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
049433105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:
	(a)	Amount Beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

	(b)	Percent of Class:

See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of shares beneficially held by the Reporting Person by 60,790,666, the number of shares of common stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 3, 2011.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:
See the response(s) to Item 5 on the attached cover page(s).

		(ii)	Shared power to vote or to direct the vote:
See the response(s) to Item 6 on the attached cover page(s).

		(iii)	Sole power to dispose or to direct the disposition of:
See the response(s) to Item 7 on the attached cover page(s).

		(iv)	Shared power to dispose or to direct the disposition of:
See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 8, 2011
NORTH WIND VENTURES LLC

By: /s/ Ron Hariri

Name: Ron Hariri
Title: Managing Member

RON HARIRI

By: /s/ Ron Hariri